Robert S. McLean
Vice President, General Counsel and Secretary
robert.mclean@enproindustries.com

August 7, 2014

Via EDGAR

Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
Mail Stop 4631
Washington, D.C. 20549-4631

Re:    EnPro Industries, Inc.
Form 10-K
Filed February 25, 2014
File No. 001-31225

Dear Mr. O’Brien:

This letter responds to the comments on the Form 10-K for the fiscal year ended December 31, 2013 and Form 10-Q for the period ended March 31, 2014 of EnPro Industries, Inc. (the “Company”) provided by the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter to the Company dated June 30, 2014. We have repeated your comments below in italics and have included our responses to each, as well as drafts illustrating additional disclosures that we propose to make in our future filings as requested in your letter.

Form 10-K for the year ended December 31, 2013

Management’s Discussion and Analysis, page 19

Results of Operations, page 22

1.
We have read your response to comment 2 in our letter dated June 30, 2014. In a similar manner to your response, please provide additional clarifying disclosures to enable readers to be able to reconcile between the amounts discussed in MD&A and the amounts presented in your financial statements and footnotes. Please show us in your supplemental response what the revisions will look like in future filings.

5605 Carnegie Boulevard
Charlotte NC 28209-4674
Phone 704 731 1519
Fax 704 731 1511
www.enproindustries.com

Terence O’Brien
U.S. Securities and Exchange Commission
August 7, 2014

_________________________________

Company response

In future filings, we will add disclosure responsive to the Staff’s comment. For the Form 10-K for the period ended December 31, 2013, such disclosure would have read as follows (changes are indicated by underlining):

Results of Operations

	Years Ended December 31,
	2013	2012	2011
	(in millions)
Sales
Sealing Products	$622.9	$609.1	$534.9
Engineered Products	356.4	363.0	386.7
Engine Products and Services	167.6	214.6	185.8
	1,146.9	1,186.7	1,107.4
Intersegment sales	(2.7	(2.5	(1.9
Total sales	$1,144.2	$1,184.2	$1,105.5
Segment Profit
Sealing Products	$97.1	$88.8	$81.2
Engineered Products	17.6	20.5	29.2
Engine Products and Services	14.0	39.2	30.6
Total segment profit	128.7	148.5	141.0
Corporate expenses	(33.3	(32.3	(32.6
Interest expense, net	(44.3	(42.8	(39.6
Other expense, net	(15.3	(9.9	(3.8
Income before income taxes	$35.8	$63.5	$65.0

Segment profit is total segment revenue reduced by operating, restructuring and other expenses identifiable with the segment. Corporate expenses include general corporate administrative costs. Expenses not directly attributable to the segments, corporate expenses, net interest expense, asbestos-related expenses, gains/losses related to the sale of assets, and income taxes are not included in the computation of segment profit. The accounting policies of the reportable segments are the same as those for EnPro.

Other expense, net in the table above contains all items included in other (operating) expense and other expense (non-operating) on our Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011 with the exception of $6.7 million, $5.0 million and $1.4 million, respectively, of restructuring costs. As noted previously, restructuring costs are considered to be a part of segment profit. Additionally, other expense, net in the table above for the years ended December 31, 2013, 2012 and 2011 also includes $6.6 million, $7.2 million and $5.8 million, respectively, of miscellaneous expenses that are either not associated with a particular segment or not considered part of administering the corporate headquarters. These expenses are included in selling, general and administrative expense on our Consolidated Statements of Operations.

Terence O’Brien
U.S. Securities and Exchange Commission
August 7, 2014

_________________________________

Form 10-Q for the period ended March 31, 2014

Liquidity and Capital Resources, page 27

2.
We have read your response to comment 4 in our letter dated June 30, 2014. Please help us understand how you arrived at the $2.4 million loss on exchange amount in regard to the June 2014 transaction in which you exchanged 1.25 million shares of common stock for approximately $41.6 million in aggregate principal amount of Convertible Debentures. In this regard, it appears that shares of your common stock were trading at approximately $72 per share at the time of the exchange. Refer to ASC 470-50.

Company response:

The $2.4 million pre-tax loss on the exchange of shares is comprised of $1.769 million to record the premium paid over the implied conversion value of the debt and $0.658 million representing the excess of the fair value of the debt over its carrying value.

We followed the guidance for the derecognition of convertible debt with a cash conversion feature as outlined in ASC 470-20-40-20 to account for the exchange transactions involving our Convertible Debentures. First we determined the fair value of the liability component of the Convertible Debentures. The value assigned to the liability component was the estimated fair value, as of the exchange date, of a similar debt without the conversion option (i.e. nonconvertible debt). We recorded into loss on exchange the difference between the consideration allocated to the liability component (its fair value) and the carrying value of the liability component. This is the $0.658 million referred to above. We also recorded into loss on exchange the $1.769 million premium paid over the implied conversion value based on an assumed conversion price of $72.67. The remainder of the consideration was allocated to the reacquisition of the embedded conversion option.

* * *
In connection with the foregoing response to the Staff’s comments, the Company acknowledges that:
•It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Terence O’Brien
U.S. Securities and Exchange Commission
August 7, 2014

_________________________________

If you or any other member of the Staff has any further questions or comments concerning the Company’s responses, please contact me at (704) 731-1519.

Sincerely,

/s/ Robert S. McLean

Robert S. McLean
Vice President, General Counsel and Secretary